                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D

                                AMENDMENT NO. 1

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Hugoton Energy Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock without par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    444-613
        ---------------------------------------------------------------
                                (CUSIP Number)

                            Thomas R. Denison, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                      1801 California Street, Suite 4100
                            Denver, Colorado 80202
                                (303) 298-5700
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 14, 1997
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)
(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with the statement:  [ ]

                                 SCHEDULE 13D

CUSIP NO. 444-613



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Secured Energy Assets Fund, Limited Partnership
      I.R.S. Identification No. 06-1232433
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,833,956
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,833,956

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,833,956

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN

--------------------------------------------------------------------------------

                                                          PAGE 2 OF 11 PAGES

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 444-613


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      First Reserve Fund V, Limited Partnership,
      I.R.S. Identification No.: 06-1295657
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,138,802
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     2,138,802
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,138,802
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      10.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  089324 20 6



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Corporation
      I.R.S. No.: 06-1210123

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   4,768,441
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     4,768,411
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      4,768,441
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      24.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to shares of the common stock, no par value ("Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company") and amends the Schedule 13D relating to the Company filed with respect to transactions occurring on September 7, 1995 (the "1995 Filing"). Comdisco, Inc. joined in the 1995 Filing solely as a matter of administrative convenience, but is not a party to this Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 1995 Filing.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following paragraph:

         The purpose of the sale of shares of Company Common Stock which give rise to this Amendment No. 1 is to provide liquidity for the dissolution of one of the entities for which First Reserve is the managing general partner, and to provide additional investment capital for the remaining entities for which First Reserve is the managing general partner.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5(a) is hereby amended by adding the following paragraphs:

         (a) As of the date of this Amendment No. 1, the Reporting Parties are the beneficial owners of Company Common Stock in the numbers and percentages set forth in the table below. The executive officers and directors of First Reserve may be deemed beneficial owners of the shares held by First Reserve. However, (i) such executive officers and directors disclaim such beneficial ownership, and (ii) except as disclosed in such table, such executive officers and directors are beneficial owners of no other shares. None of Hill, Hill V or any of their respective executive officers, directors or controlling persons is beneficial owner of any Company Common Stock.


                                  NUMBER OF SHARES           PERCENTAGE OF CLASS OF
        REPORTING PARTY (1)      BENEFICIALLY OWNED             SECURITY OWNED
        ------------------       ------------------             --------------
    FRSEA                               1,833,956                      9.3%

    Fund V                              2,138,802                     10.9%

    First Reserve Corporation (2)       4,768,441                     24.2%

    Jonathan S. Linker (3)                 23,500                      0.0%


(1) The Reporting Parties are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Parties that a group exists or that First Reserve Corporation beneficially owns any of the shares of Company Common Stock owned by the partnerships which it manages.

(2) First Reserve Corporation is the managing general partner of FRSEA, Fund V, and other entities, which collectively owns 24.2% of the outstanding shares of Company Common Stock as of the filing of this Amendment No. 1.

(3) Mr. Linker is a managing director of First Reserve Corporation, and a director of the Company.



         Item 5(b) is hereby amended by adding the following paragraphs:

         (b) FRSEA and Fund V both share the power to vote or to direct the vote and the power to dispose or direct the disposition of all Shares held by them with their managing general partner First Reserve. The Reporting Parties have the following powers with respect to the Company Common Stock they beneficially own. Item 5(b) is inapplicable to Hill and Hill V and their executive officers, directors and controlling persons.

                                       SOLE VOTING      SHARED VOTING      SOLE DISPOSITIVE      SHARED DISPOSITIVE
          REPORTING PARTY                 POWER             POWER                POWER                  POWER
          ---------------                 -----             -----                -----                  -----
FRSEA                                      0              1,833,956               0                   1,833,956

Fund V                                     0              2,138,802               0                   2,138,802

First Reserve Corporation                  0             4,768,411 (1)            0                   4,768,411

Jonathan S. Linker(2)                   23,500                0                23,500                     0

(1)  Includes ownership of FRSEA and Fund V.

(2) Mr. Linker is a managing director of First Reserve Corporation and a director of the Company.


         Item 5(c) is hereby amended by adding the following paragraphs:

         (c) As of the date of this Amendment No. 1, entities for which First Reserve is the managing general partner had within the last 60 (or more) days divested themselves of beneficial ownership of an aggregate of 458,495 shares of Company Common Stock in a series of brokered transactions executed on the Nasdaq National Market, as follows: sale of 51,495 shares settled on 7/3/96 at a price of $9.125 per share; sale of 6,000 shares settled on 11/22/96 at a price of $9.125 per share; sale of 9,000 shares settled on 11/27/96 at a price of $9.125 per share; sale of 5,000 shares settled on 12/3/96 at a price of $9.125 per share; sale of 50,000 shares settled on 12/5/96 at a price of $9.125 per share; sale of 15,000 shares settled on 12/6/96 at a price of $9.125 per share; and a sale of 322,000 shares settled on 1/14/97 at a price of $10.00 per share.

         Except as disclosed above, within the knowledge of the Reporting Parties, Hill and Hill V, no transactions in Shares were effected during the past 60 days by such persons, or, with respect to First Reserve, Hill and Hill V, the executive officers, directors and controlling persons (if any) of such persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

         Item 6(b) is hereby amended by adding the following sentence to the end of the first paragraph of such section:

         The Company has filed such registration statement on Form S-3 (File No. 33-97366) (incorporated by reference as Exhibit H).

ITEM 7.  EXHIBITS


Exhibit A       Agreement Concerning Filing of Schedule 13D.

Exhibit H       Registration Statement for the Company (File No. 33-97366).

         Schedule I(1) is hereby amended and replaced in its entirety by the following:

                                   SCHEDULE I

         1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.

                           Name and Position with
                           First Reserve Corporation

                           William E. Macaulay
                           President and Chief Executive
                                    Officer, Managing Director and Director

                           John A. Hill
                           Chairman, Managing Director and Director

                           David H. Kennedy
                           Managing Director and Director

                           Elizabeth Foley
                           Managing Director, Treasurer
                                    and Secretary

                           Jonathan S. Linker
                           Managing Director

                           Bruce M. Rothstein
                           Managing Director

                           Cathleen M. Ellsworth
                           Vice President

                           Charlotte K. Tarr
                           Vice President

                                   EXHIBIT A

                  Agreement Concerning Filing of Schedule 13D

     First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership ("FRSEA"), First Reserve Fund V, Limited Partnership, a Delaware limited partnership ("Fund V"), and First Reserve Corporation, a Delaware corporation ("First Reserve"), pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing with the other Reporting Parties on behalf of each of them of a statement on Schedule 13D with respect to a Common Stock, without par value, of Hugoton Energy Corporation and that this agreement be included as an exhibit to such joint filing.

     FRSEA, Fund V and First Reserve separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained therein. No party to this Agreement is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

     This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     Dated as of the 28th day of January, 1997.



                                         First Reserve Secured Energy Assets
                                         Fund, Limited Partnership, a Delaware
                                         limited partnership

                                         By: First Reserve Corporation, a
                                             Delaware corporation, as managing
                                             general partner

                                                /s/ Elizabeth Foley
                                         ---------------------------------------
                                         Name:  Elizabeth Foley
                                         Title: Managing Director


                                         First Reserve Fund V, Limited
                                         Partnership, a Delaware limited
                                         partnership

                                         By: First Reserve Corporation, as
                                             managing general partner

                                                /s/ Elizabeth Foley
                                         ---------------------------------------
                                         Name:  Elizabeth Foley
                                         Title: Managing Director


                                         First Reserve Corporation, a Delaware
                                         corporation

                                                /s/ Elizabeth Foley
                                         ---------------------------------------
                                         Name:  Elizabeth Foley
                                         Title: Managing Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the statement of Schedule 13D is true, complete and correct.

Dated:  January 28, 1997

                                         First Reserve Secured Energy Assets
                                         Fund, Limited Partnership, a Delaware
                                         limited partnership

                                         By:  First Reserve Corporation, a
                                              Delaware corporation, as managing
                                              general partner

                                              /s/ Elizabeth Foley
                                         ---------------------------------------
                                         Name:   Elizabeth Foley
                                         Title:  Managing Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the statement of Schedule 13D is true, complete and correct.

Dated:  January 28, 1997

                                         First Reserve Fund V, Limited Partners
                                         hip, a Delaware limited partnership

                                         By: First Reserve Corporation, as
                                             managing general partner

                                              /s/ Elizabeth Foley
                                         ---------------------------------------
                                         Name:  Elizabeth Foley
                                         Title: Managing Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the statement of Schedule 13D is true, complete and correct.

Dated:  January 28, 1997

                                         First Reserve Corporation

                                               /s/ Elizabeth Foley
                                         ---------------------------------------
                                         Name:   Elizabeth Foley
                                         Title:  Managing Director